Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$346,719	$137,131	$146,680	$124,647	$79,514
Add: Fixed Charges	28,843	24,027	13,625	11,294	10,020
Add: Amortization of capitalized interest	127	141	139	83	—
Less: Interest capitalized	—	—	123	498	405
Less: Earnings from joint venture, net	136	217	393	99	9
Less: pre-tax net loss attributable to noncontrolling interest	(44)	(386)	(494)	(183)	—
Total earnings	$375,597	$161,468	$160,422	$135,610	$89,120

Fixed charges:
Interest expense (1)	$26,510	$21,205	$9,493	$8,739	$7,175
Interest factor of operating lease expense (2)	2,333	2,822	4,132	2,555	2,845
Total fixed charges	$28,843	$24,027	$13,625	$11,294	$10,020

Ratio of earnings to fixed charges (3)	13.02	6.72	11.77	12.01	8.89

(1)	Interest expense includes both expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.